Date: February 9, 2012

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE:  Organic Plant Health Inc.

Amendment No. 4 to the Registration Statement on Form S-1

Filed February 2, 2012

File No. 333-176704

Dear Ms. Nguyen:

Thank you for your comment letter dated February 8, 2012 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 5 to the Registration Statement on Form S-1/A of Organic Plant Health, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Proposed Growth Strategy, page 50

  We note your response to prior comment 5. It appears that you have selected a primary outsourcing manufacturer of your products and may order at will with the manufacturer. Please identify the manufacturer you have selected as the primary manufacturer of your products in the event you elect to outsource manufacturing or tell us why this information would not be material to investors. Additionally, it appears from your revised disclosure you have reached agreement with this manufacturer. Please file the agreement as an exhibit to your amended registration statement or tell us why it is not required to be filed, pursuant to Item 601(b)(10) to Regulation S-K.

Response:

We have added language on page 50 in response to the comment. We have not filed an exhibit as there is no written agreement with the supplier, the supplier has not yet been utilized and other suppliers are available. Accordingly, we do not consider this oral understanding a material agreement.

Other

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:

We are currently engaging Silberstein Ungar, PLLC to audit our consolidated financial statements for the year ended December 31, 2011, which will be filed as soon as the audit is done.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:

A currently dated consent from the independent public accountant has been filed hereto as exhibit 23.1 of the amended registration statement.

Other than the responses above and changing dates, where appropriate, there are no changes to the material previously filed.

Very truly yours,

/s/ William Styles
Name: William Styles Title: President, Chief Executive Officer and Director
/s/ J. Alan Talbert
Name: J. Alan Talbert Title: Vice President, Chief Operations Officer and Director

cc: Effie Simpson, SEC

Linda Cvrkel, SEC

J. Nolan McWilliams, SEC